SECURITIES AND EXCHANGE COMMISSION

04015458

RECD S.E.C.
APR 28 2004
803

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SEC FILE NUMBER
8-46739

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMANN & MONTAGUE

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 MAR WEST STREET, SUITE D

(No. and Street)

TIBURON, CALIFORNIA 94920

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TYLER K. COMANN (415) 391-2400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS

(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220 SAN FRANCISCO, CALIFORNIA 94111

(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STONEFIELD
JOSEPHSON, Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

REVISED

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Partners
Comann & Montague
Tiburon, California

We have audited the accompanying statement of financial condition of Comann & Montague (a California general partnership) as of December 31, 2003, and the related statements of income, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comann & Montague as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 17, 2004

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404
TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111
TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:		
Cash	$ 84,271	
Fees receivable	64,226	
Prepaid expenses	6,344	
Total current assets		$ 154,841
Leasehold improvements, net of accumulated depreciation $29,400		27,167
Other assets		4,436
		$ 186,444

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities - accounts payable and accrued expenses	$ 18,407
Partners' capital	168,037
	$ 186,444

The accompanying notes form an integral part of these financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Management and investment advisory income		$ 564,359
Operating expenses:		
Rent	$ 71,745	
Salaries	28,993	
Travel and promotion	19,850	
Telephone	16,417	
Insurance	11,589	
Depreciation	10,866	
Office expense	9,526	
Professional fees	6,820	
Payroll taxes	2,311	
Dues and subscriptions	1,634	
Miscellaneous	816	
Total operating expenses		180,567
Operating income		383,792
Interest income		674
Net income		$ 384,466

The accompanying notes form an integral part of these financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2003

Balance at January 1, 2003	$ 133,571
Net income	384,466
Distributions	(350,000)
Balance at December 31, 2003	$ 168,037

The accompanying notes form an integral part of these financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH

Cash flows provided by operating activities:		
Net income		$ 384,466
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 10,866	
Changes in assets and liabilities:		
Increase in assets:		
Fees receivable	(59,323)	
Prepaid expenses	(6,213)	
Decrease in liabilities - accounts payable and accrued expenses	7,014	
Total adjustments		(47,656)
Net cash provided by operating activities		336,810
Cash flows used for financing activities - distributions paid		(350,000)
Net decrease in cash		(13,190)
Cash, beginning of year		97,461
Cash, end of year		$ 84,271

The accompanying notes form an integral part of these financial statements.

(1) Summary of Significant Accounting Policies:

Business Activity:

The Company was formed on September 1, 1993, as a California general partnership. The Company's primary business consists of assisting clients with mergers and acquisitions and private placements.

The Company is registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company also has a broker-dealer certificate from the California Department of Corporations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

The Company maintains its cash in high-grade financial institutions, and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Leasehold Improvements:

Leasehold improvements are valued at cost. Depreciation was provided by use of the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes:

Income taxes on partnership income are the personal responsibility of the individual partners; therefore, no provision for income taxes has been recorded in these financial statements.

(2) Major Customers:

Approximately 72% of the Company's total fee revenue was earned from two customers during the year. Accounts receivables from these customers totaled $41,316 at December 31, 2003.

(3) Net Capital Requirements:

Pursuant to Security and Exchange Commission Rule 17CFR 402.2, the Company is required to maintain minimum net capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2003, the Company's net capital was $67,549, which is $62,549 in excess of the required net capital.

(4) Commitments:

The Company leases its business premises in Tiburon under an operating lease expiring in May 2006, and in Scottsdale under a month to month agreement. The operating leases require minimum rental payments of $5,834 subject to annual CPI increases per the lease agreement. The following is a schedule by years of future minimum rental payments required under the operating lease that has non-cancellable lease terms in excess of one year as of December 31, 2003:

Year ending December 31,	
2004	$ 53,232
2005	53,232
2006	53,232
	$ 159,696

Rent expense under both operating leases totaled $71,745 for the year ended December 31, 2003.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 168,037
Less nonallowable assets:	
Fee receivables	64,226
Prepaid expenses	6,344
Leasehold improvements	27,167
Other assets	4,436
Net capital before haircuts on securities positions	65,864
Haircuts on securities	1,685
Net capital	$ 67,549

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,227
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 62,549

The accompanying notes form an integral part of these financial statements.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2003

Not applicable

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Per original filing	$ 76,469
Audit adjustments, primarily prior year accounts payable reversal	4,738
Per this filing	$ 81,207

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
Comann & Montague
Tiburon, California

In planning and performing our audit of the financial statements and supplemental schedules of Comann & Montague (a California general partnership) for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by rule 17a-13; and

3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404
TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111
TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness off their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 17, 2004

OATH OR AFFIRMATION

I, Tyler K. Comann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Comann & Montague for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PARTNER

Title

State of California

County of San Francisco

On April 20, 2004, before me, Tyler Comman

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence

To be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signatures(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal

Notary Public

ZACKARY M. LYONS
Commission # 1362719
Notary Public - California
San Francisco County
My Comm. Expires Jun 28, 2006